EXHIBIT 10.4

CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference into the Registration Statements on Form S-8 (File Nos. 333-14238, 333-12146, 333-09840 and 333-109874) and Form F-3 (file no. 333-110681) of Retalix Ltd. (the “Company”) of our report dated March 31, 2004 on the financial statements of Cell-Time, Ltd., as of December 31, 2003 and for the year ended December 31, 2003 which appears in this Annual Report of the Company on Form 20-F as of and for the year ending December 31, 2003.

Tel-Aviv, Israel
June 28, 2004

/s/ KOST FORER GABBAY & KASIERER Certified Public Accountants (Isr) A Member of Ernst & Young Global